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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ECC INTERNATIONAL CORP.
(Name of Subject Company)

ECC INTERNATIONAL CORP.
(Name of Person Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

ROBERT L. COLLINS
CHIEF EXECUTIVE OFFICER
ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3803
(407) 859-7410
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to:
BARBARA L. BORDEN, ESQ.
COOLEY GODWARD LLP
4401 EASTGATE MALL
SAN DIEGO, CA 92121-9109
(858) 550-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the "SEC") on August 27, 2003 by ECC International Corp. ("ECC"), a Delaware corporation, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule 14D-9 filed by ECC with the SEC on September 12, 2003 and September 25, 2003, respectively, relating to the tender offer by CDA Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cubic Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated August 27, 2003 (as amended and supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of ECC common stock at a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003 and as amended, and in the related Letter of Transmittal. The Schedule TO was originally filed with the Securities and Exchange Commission on August 27, 2003 and amended on September 12, 2003 and September 25, 2003. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

ITEM 9.    EXHIBITS

        Item 9 is hereby amended and supplemented by adding the following exhibit:

          (a)(1)(K)  Joint Press Release issued by Cubic Corporation and ECC International Corp. on October 13, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECC INTERNATIONAL CORP.

	By:	/s/ MELISSA VAN VALKENBURGH Melissa Van Valkenburgh Chief Financial Officer

Dated: October 14, 2003

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  ITEM 9. EXHIBITS
SIGNATURE